United States securities and exchange commission logo





                           March 19, 2024

       Stephen T. Wills
       Chief Financial Officer
       Palatin Technologies, Inc.
       4B Cedar Brook Drive
       Cranbury, NJ 08512

                                                        Re: Palatin
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 14,
2024
                                                            File No. 333-277934

       Dear Stephen T. Wills:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Faith L. Charles, Esq.